UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 16)*.

                                   Dixie Group, Inc.
                              formerly Dixie Yarns, Inc.
                                       Common

                                      25557910

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  25557910  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for: SunTrust Banks of Tennessee, Inc. as Parent Holding Company; SunTrust Banks of Georgia, Inc. as Parent Holding Company and in various fiduciary capacities. 58-1575035
------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) _______
                                                           (B) _______
------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    1,428,447
                          --------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  65,322
                          --------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 1,174,907
                          --------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      177,707
----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,513,544
------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        14.4%
------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC and BK



CUSIP NO.  25557910  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks of Tennessee, Inc. as Parent Holding Company for SunTrust Bank, Chattanooga, N.A. and in various fiduciary capacities. 62-0858840
------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) _______
                                                         (B) _______
------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Tennessee
----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    1,403,822
                          ---------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  65,322
                          ---------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 1,161,532
                          ---------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      166,457
----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,488,919
------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        14.1%
------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC and BK





                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                       SCHEDULE 13G
                        UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)     Name of Issuer:
---------     --------------
              Dixie Group, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:
---------     -----------------------------------------------
              1100 South Watkins Street
              Chattanooga, Tennessee 37404

Item 2(a)     Name of Person Filing:
---------     ---------------------
              SunTrust Banks, Inc. as Parent Holding Company for: SunTrust
              Banks of Tennessee, Inc. as Parent Holding Company; SunTrust
              Banks of Georgia, Inc. as Parent Holding Company and in various fiduciary capacities.

Item 2(b)     Address of Principal Business Office(s):
---------     ---------------------------------------
              303 Peachtree Street, Suite 1500
              Atlanta, Georgia  30308

Item 2(c)     Citizenship:
---------     -----------
              SunTrust Banks, Inc. is a Georgia corporation; SunTrust Banks of Tennessee, Inc. is a Tennessee corporation; SunTrust Banks of Georgia, Inc. is a Georgia corporation.

Item 2(d)     Title of Class of Securities:
---------     ----------------------------
              Common

Item 2(e)     CUSIP Number:
---------     ------------
              25557910


Item 3        Type of Person:
------        --------------
              (b)  Bank as defined in section 3(a)(6) of the Act.
              (g) Parent holding company, in accordance with para. 240,13d-1(1)(ii)(H).

Item 4        Ownership:
------        ---------

              Amount Beneficially Owned.  1,513,544

              (b) Percent of Class:   14.4%

              (c) Number of Shares as to which such person has:

                 (i) Sole power to vote or to direct the vote:  1,428,447

                (ii) Shared power to vote or to direct the vote:   65,322

               (iii) Sole power to dispose or to direct the disposition of:
                        1,174,907

                (iv) Shared power to dispose or the direct the disposition of:
                     177,707



Item 5     Ownership of Five Percent or Less of Class:
------     ------------------------------------------
           Not Applicable

Item 6     Ownership of More than 5 Percent of Behalf of Another Person:
------     ------------------------------------------------------------
           See Exhibit B

Item 7     Identification and Classification of the Subsidiary Which
------     Acquired the Security Being Reported on By the Parent Holding
           Company:
           ------------------------------------------------------------
           See Item 2 and Exhibit C

Item 8     Identification and Classification of Members of the Group:
------     ---------------------------------------------------------
           Not Applicable

Item 9     Notice of Dissolution of Group:
------     ------------------------------
           Not Applicable

Item 10    Certification:
-------    -------------
           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

           Signature:
           ---------
           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 1, 1998

SunTrust Banks, Inc.

By        /s/Cynthia S. Walker
          -------------------------
          Cynthia S. Walker, Assistant Vice President
          STI Trust & Investment Operations, Inc. as agent for
          SunTrust Banks, Inc.



                                         EXHIBIT A

     The shares reported are held by one or more bank subsidiaries of Sun Banks, Inc. in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

     Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.






                                            EXHIBIT B

     Various co-trustees share the power to direct distribution of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends.




                                          EXHIBIT C

                                Sole     Shared     Sole     Shared
                               Voting    Voting   Power to   Power to
Name of Person Filing           Power     Power    Dispose   Dispose

SunTrust Banks of Tennessee, Inc.
as Parent Holding Company for:
---------------------------------
SunTrust Bank, Chattanooga,     1,403,822    65,322   1,161,532    166,457
N.A. and in Various
Fiduciary Capacities
P.O. Box 1638
Chattanooga, Tennessee  37401

SunTrust Banks of Georgia, Inc.
as Parent Holding Company for:
-------------------------------
SunTrust Bank, Savannah, N.A.    18,125       -0-      6,875     11,250
and in Various Fiduciary
Capacities
33 Bull Street
Savannah, Georgia  31401

SunTrust Bank, Northeast Georgia  6,500       -0-      6,500        -0-
N.A. and in Various Fiduciary
Capacities
101 North Lumpkin Street
Athens, Georgia  30613


Shares Beneficially Owned  1,513,544

SunTrust Banks, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308


February 1, 1998

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a
Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Dixie Group, Inc. Common Stock.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Assistant Vice President
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.

cc:       Dixie Yarns, Inc.
          National Association of Securities Dealers